SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 7)1

                          INTERPLAY ENTERTAINMENT CORP.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    460615107
                                 (CUSIP Number)

                              Titus Interactive SA
                         c/o Titus Software Corporation
                              20432 Corisco Street
                          Chatsworth, California 91311
                      Attention: Mr. Herve Caen, President
                                 (818) 709-3692
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 13, 2001
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

               NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)



----------------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No.460615107                   13D/A                    Page 2 of 6 Pages
------------------                                            -----------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Titus Interactive SA
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                     Not Applicable (See Response to Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     France
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             27,554,122 (See Response to Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             27,554,122 (See Response to Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,554,122 (See Response to Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.95% (See Response to Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

         CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.460615107                   13D/A                    Page 3 of 6 Pages
------------------                                            -----------------

ITEM 1.    SECURITY AND ISSUER.

        This Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Interplay Entertainment Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16815 Von Karman Avenue, Irvine, California 92606.

ITEM 2.    IDENTITY AND BACKGROUND.

        This Schedule 13D is filed on behalf of Titus Interactive SA, a French corporation (the "Reporting Person"). The Reporting Person's principal business is developing and publishing games for personal computers and video game console systems. The address of the Reporting Person's principal business and principal office is Parc de L'Esplanade, 12 rue Enrico Fermi, Saint Thibault des Vignes 77462 France.

        The names and business addresses of each director and executive officer of the Reporting Person is set forth below. The business address of each of the individuals named below is Parc de L'Esplanade, 12 rue Enrico Fermi, Saint Thibault des Vignes 77462 France. Each of the individuals named below is a citizen of France.

NAME                                 TITLE

Herve Caen                           President Directeur General and Chairman
                                        of the Board of Directors
Eric Caen                            President and Director
Michel Henri Vulpillat               Director
Louis-Robert Blanco                  Executive Vice President and Director
Leon Aaron Ben Yaya                  Director

        The principal occupation or employment of each of the aforementioned persons, except for Michel Henri Vulpillat, is his or her position of director and/or executive officer of the Reporting Person, as described above. Michel Henri Vulpillat's principal occupation or employment is serving as the sole owner and President of Edge Consulting, a company whose principal business is general business consulting.

        During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person has been convicted in a criminal proceeding, nor were any of the foregoing a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The purpose of this Amendment No. 7 to Schedule 13D is to report changes in certain information reported by the Reporting Person on its previous Schedule 13D and the amendments thereto. This Amendment No. 7 to Schedule 13D reports the Reporting Person's conversion of 336,070 shares of its Series A Preferred Stock of the Issuer (the "Preferred Shares") into 6,679,306 shares of Common Stock, par value $0.001 per share, of the Issuer (the "Conversion Shares"). Prior to such conversion, 719,424 shares of Series A Preferred Stock were registered in the name of the Reporting Person. Following such conversion, 383,353 shares of Series A Preferred Stock continue to be registered in the name of the Reporting Person.

        No additional consideration was paid by the Reporting Person for the Common Stock acquired upon conversion of the Series A Preferred Stock. The source of the consideration for the prior purchases of Common Stock and other securities of the Issuer reported hereon was the working capital of the Reporting Person, some of which was acquired through a public offering of the Reporting Person's securities in France consummated, in part, for the purpose of raising money to acquire the Common Stock. Additional purchases may be funded from the Reporting Person's working capital and/or from capital that may be raised from investors.

ITEM 4.    PURPOSE OF THE TRANSACTION.

        The Reporting Person originally acquired the shares of Common Stock of the Issuer for investment purposes. Item 4 is hereby amended to report that on August 13, 2001, in accordance with the Certificate of Designation of Rights, Preferences, Privileges and Restrictions of Series A Preferred Stock of the Issuer, as amended, the Reporting Person elected to convert 336,070 Preferred Shares of the Issuer into shares of Common Stock of the Issuer. The Reporting Person retained 383,353 shares of the Series A Preferred Stock. The Reporting Person converted a portion of its shares of Series A Preferred Stock into Common Stock to increase the number of votes it will have at the 2001 Annual Meeting of Stockholders of the Issuer scheduled to take place in September 2001. The Reporting Person has nominated five directors for election at the 2001 Annual Meeting. At the 2001 Annual Meeting, the Reporting Person will attempt to elect at least four directors to the Issuer's Board of Directors, which directors will comprise a majority of the Board of Directors and their election will thus effectuate a change of control of the Issuer. If the Reporting Person is successful in electing a majority of the Board of Directors at the 2001 Annual Meeting, the Reporting Person will attempt to make changes in the senior management of the Issuer.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        As of August 13, 2001, the Reporting Person beneficially owned 27,554,122 shares of Common Stock, or approximately 51.95% of the shares of Common Stock outstanding. Of these shares, the Reporting Person: (i) had sole power to vote or to direct the vote of 27,554,122 shares, and (ii) had sole power to dispose or to direct the disposition of 27,554,122 of these shares. Included within the 27,554,122 shares of Common Stock beneficially owned by the Reporting Person are (a) 460,298 shares of Common Stock that may be acquired by the Reporting Person upon the exercise of warrants, and (b) 7,619,063 shares of Common Stock which the Reporting Person may acquire as of August 13, 2001 upon the conversion of its remaining 383,353 shares of Series A Preferred Stock. The remaining shares of Series A Preferred Stock vote with the Common Stock on an as converted basis, subject, however, to a maximum of 7,619,047 votes. Reference is made to
Item 3 for a description of the Reporting Person's conversion of shares of Series A Preferred Stock of the Issuer into Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The responses to Item 6 contained in the Reporting Person's initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference. Additionally, on July 24, 2001, the Reporting Person and the Issuer agreed to a Stipulation and Order with the Delaware Court of Chancery ordering that (i) the Board of Directors of the Issuer set the close of business on August 13, 2001 as the record date for the 2001 Annual Meeting of Stockholders of the Issuer, (ii) the 2001 Annual Meeting be held on September 18, 2001 in Long Beach, California, and (iii) notice of the 2001 Annual Meeting be mailed to stockholders on or before August 21, 2001.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

        Stipulation and Order from The Court of Chancery of the State of Delaware, C.A. No. 19001-NC.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2001

                                    TITUS INTERACTIVE SA, a French corporation

                                    By:  /S/ HERVE CAEN
                                         --------------------------------------
                                         Herve Caen
                                    Its: President Directeur General and
                                         Chairman of the Board of Directors

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

Titus Interactive, S.A. and Herve Caen, )
                                        )
                   Plaintiffs,          )
                                        )
        v.                              )   C.A. No. 19001-NC
                                        )
Interplay Entertainment Corp.,          )
a Delaware corporation                  )
                                        )
                   Defendant.           )


                              STIPULATION AND ORDER

          The Court, having heard from the parties to the above-captioned action, and the parties having agreed to the following dates relating to an annual meeting of stockholders for the purpose of electing directors (the "Meeting") of defendant Interplay Entertainment Corp. ("Interplay"), IT IS HEREBY ORDERED, ADJUDGED AND DECREED, that

          1. The Board of Directors of Interplay forthwith shall set the close of business on August 13, 2001 as the record date for the Meeting and call the Meeting to be held on September 18,2001;

          2. Notice of the Meeting shall be sent to Interplay stockholders on or before Wednesday, August 21, 2001; and

          3. The Meeting shall be held on Tuesday, September 18, 2001 in the City of Long Beach, California.

          4. The Court reserves jurisdiction to modify or enforce the terms of this Order.

          5.   Each party shall bear its own costs and expenses.


                                         /S/ WILLIAM B. CHANDLER, III
                                         ------------------------------------
                                         Chancellor William B. Chandler, III

                                         July 24, 2001

/s/ David J. Teklits                  /s/ Donald J. Wolfe, Jr.
---------------------------------     -----------------------------------------
David J. Teklits                      Donald J. Wolfe, Jr.
MORRIS NICHOLS ARSHT & TUNNELL        Michael B. Tumas
120 North Market Street               Matthew E. Fischer
P.O. Box 1347                         POTTER ANDERSON & CORROON LLP
Wilmington, DE 19899-1347             1313 North Market Street
ATTORNEYS FOR DEFENDANT               P.O. Box 951
INTERPLAY ENTERTAINMENT CORP.         Wilmington, DE 19899-0951
                                      ATTORNEYS FOR PLAINTIFFS TITUS INTERACTIVE
                                      S.A. AND HERVE CAEN


                                     Page 2